Exhibit 99.7

     If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner’s Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to vote such Deposited Securities and the Depositary shall vote such Deposited Securities in favor of any resolution proposed by the management of the Issuer and against any resolution not proposed by such management, except in case where (i) the Issuer does not wish such vote cast, (ii) substantial opposition exists or (iii) such matter materially and adversely affects the rights of holders of Shares or American Depositary Shares.
     NOTE:
     As registered owners of American Depositary Shares are not registered as holders of Shares on the registry maintained by or on behalf of Flamel Technologies, S.A., in accordance with French company law and the statuts of the Flamel Technologies S.A., registered owners of American Depositary Shares have no standing to (i) appear and vote at any meeting of holders of Shares, or (ii) propose any resolution at any shareholders’ meeting. If a holder of American Depositary Shares wishes to appear and vote at any meeting of the holders of Shares, or to propose any resolution at such meeting, such holder must surrender its receipts and withdraw the corresponding Deposited Securities pursuant to Section 2.5 of the Deposit Agreement and become registered on the registry maintained by or on behalf of Flamel Technologies S.A. at least (i) one (1) Paris Business Day prior to the date of the relevant shareholders’ meeting to appear and vote at such meeting, or (ii) twenty-five (25) calendar days prior to the date of the relevant shareholders’ meeting to propose any such resolution.
▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope

	FOR	AGAINST	ABSTAIN
Ordinary Resolutions
1. Approval of Statutory Accounts for year ended 31 December 2006.	☐	☐	☐

2. Allocation of results to retained earnings.	☐	☐	☐

3. Renewal of Mr. Elle Vannier as Director	☐	☐	☐

4. Renewal of Mr. Cor Boonstra as Director	☐	☐	☐

5. Renewal of Mr. Frédéric Lemoine as Director	☐	☐	☐

☒
Votes must be indicated (x) in Black or Blue ink.
	FOR	AGAINST	ABSTAIN

6. Renewal of Mr. John L. Vogelstein as Director.	☐	☐	☐

7. Renewal of Mr. Stephen H. Willard as Director.	☐	☐	☐

8. Renewal of Mr. Lodeqijk J.R. De Vink as Director.	☐	☐	☐

9. Renewal of Mr. Frédéric Lemoine as Director	☐	☐	☐

10. Approval of agreements referred to in article L. 225-38 et seq. of the Commercial Code.	☐	☐	☐

	FOR	AGAINST	ABSTAIN

Extraordinary Resolutions
11. Authorization to be granted to the Board of Directors for allocation of five hundred thousand (500,000) stock options and taking note of the resulting capital increases.	☐	☐	☐
12. Authorization to be granted to the Board of Directors with a view to allocation to two hundred thousand (200,000) shares at no cost (“free shares”) and taking note of the resulting capital increases.
	☐	☐	☐
13. Authorization to be granted to the Board of Directors for issue of a max # of one hundred and fifty thousand (150,000) stock warrants (BSA) reserved for a category of persons consisting of the company’s directors who are neither authorized agents nor employees of the company, but including the Chairman of the Board of Directors; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.
	☐	☐	☐
14. Authorization to be granted to the Board of Directors for increasing the share capital by issues of shares reserved for the members of a company saving plan established in application of Article L443-5 et seq. of the Labour Code.
	☐	☐	☐
15. Powers for formalities.	☐	☐	☐

     The Board of Directors advise to vote in favor of all resolutions, except for resolution 14.

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.
Date Share Owners sign here	Co-Owner sign here

Flamel Technologies S.A.
Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. on May 8, 2007)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Ordinary Shares or other deposited securities represented by such American Depositary Shares registered in the name of the undersigned on the books of the Depositary as of the close of business on April 5, 2007 at the Combined Shareholders Meeting of Flamel Technologies S.A. to be held on May 15, 2007 in respect of the resolutions specified on the reverse.
NOTE:
Please direct the Depositary how it is to vote by placing an X in the appropriate box beside each resolution.

To change your address, please mark this box.	☐

To include any comments, please mark this box.	☐
Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

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